[White & Case LLP Letterhead]

November 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Shane Callaghan

    Perry Hindin

Re:	DISH Network Corporation EchoStar Corporation Schedule TO-I Filed October 11, 2024 File No. 005-46313

Ladies and Gentlemen:

On behalf of our client, EchoStar Corporation (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated October 28, 2024, with respect to the Company’s Tender Offer Statement on Schedule TO-I filed with the Commission on October 11, 2024 (the “Schedule TO”). The Company also filed a prospectus and consent solicitation statement (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 filed with the Commission on October 11, 2024 (the “Registration Statement”).

The Company is concurrently filing via EDGAR (i) Amendment No. 1 to the Schedule TO (the “Amended Schedule TO”) and (ii) Amendment No.1 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule TO.

Schedule TO-I Filed October 11, 2024

General

1.	Since the exchange offers commenced upon filing of the registration statement, the statement on the cover page that the Prospectus is “subject to completion” and “preliminary” is inapplicable. Please revise accordingly. Refer to Telephone Interpretation I.E.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov.

Response: The Company acknowledges that Staff’s comment and has responded by amending the cover page of the Amended Registration Statement.

2.	We note the disclosure throughout the Prospectus (e.g., on page 2) that because “the Consenting Creditors represent over a majority of each of the DISH Network 2025 Notes and the DISH Network 2026 Notes, EchoStar expects to receive the Requisite Consents in the consent solicitations.” You also disclose that the Consenting Creditors represent over 90% of the aggregate principal amount outstanding of the Existing Notes. Please revise to state, if true, that EchoStar expects to satisfy the Minimum Tender Condition because of the Transaction Support Agreement, or otherwise advise.

Response: The Company acknowledges that Staff’s comment and has responded by amending the disclosure in the Amended Registration Statement to reflect that the Company’s expects to satisfy the Minimum Tender Condition because of the Transaction Support Agreement.

3.	We note the references to a letter of transmittal throughout the Prospectus, whereas the disclosure on page 63 of the Prospectus indicates that “[t]here is no letter of transmittal for the exchange offers or consent solicitations.” Please revise your offer materials to address this inconsistency. If any letter of transmittal is being used in connection with the exchange offers, please attach it as an exhibit to the Schedule TO. See Item 12 of Schedule TO and Item 1016(a)(1) of Regulation M-A.

Response: The Company acknowledges that Staff’s comment and has responded by amending the disclosure in the Amended Registration Statement to state that a letter of transmittal is being used in connection with the exchange offers. A copy of the letter of transmittal is attached as an exhibit to the Amended Registration Statement and Amended Schedule TO.

4.	We note the description of the Transaction Support Agreement and Commitment Agreement incorporated by reference from the section entitled “Summary – Recent Developments” in the Prospectus. Please expand your description to name all persons that are parties to these agreements and describe all material provisions. See Item 1005(e) of Regulation M-A. For example, since the exchange offers are conditioned upon “the Transaction Support Agreement [being] in full force and effect” (page 60 of the Prospectus), please include a description of the termination provisions of the Transaction Support Agreement.

Response: The Company acknowledges that Staff’s comment and has responded by amending the disclosure in section entitled “Summary – Recent Developments” of the Amended Registration Statement.

5.	See comment 4 above. Please confirm that the Consenting Creditors are all accredited investors in compliance with Question 139.29 of the Securities Act Sections Compliance and Disclosure Interpretations, dated August 11, 2010, that is available on the Commission’s website at http://www.sec.gov.

Response: The Company acknowledges that Staff’s comment and confirms that the Consenting Creditors are all accredited investors in compliance with Question 139.29 of the Securities Act Sections Compliance and Disclosure Interpretations, dated August 11, 2010.

6.	Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations.” Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e-4(e)(3).

Response: The Company acknowledges that Staff’s comment and has responded by amending the Amended Registration Statement to include summarized financial information and disseminated the amended disclosure as required by Exchange Act Rule 13e-4(e)(3).

Please contact me at (713) 496-9688 or AJ.ericksen@whitecase.com with any questions that you may have about this letter or if you require any additional information.

Very truly yours,

/s/ Andrew J. Ericksen
Andrew J. Ericksen

cc:	Dean A. Mason, Chief Legal Officer and Secretary, EchoStar Corporation
Paul W. Orban, EVP, Chief Financial Officer, DISH, EchoStar Corporation
Jonathan Michels, Laura Katherine Mann, White & Case LLP